UF 6-5-03



SE[illegible] [illegible]S COMMISSION
[illegible]0549

03054346

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SEC MAIL RECEIVED PROCESSING SECTION
MAY 28 2003
WASH. D.C. 155

SEC FILE NUMBER
8 - 32566

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/1/02 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EDI Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4514 Cole Avenue, Suite 760
(No. and Street)

Dallas	Texas	75205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helin, Donovan, Trubee & Wilkinson, LLP
(Name – *if individual, state last, first, middle name)*

2936 Elm Street, Suite G	**Dallas**	**Texas**	**75226**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Martin Prinz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **EDI Financial, Inc.**, as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



JANE B. KRAMER
Notary Public, State of Texas
My Commission Expires
May 06, 2006

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDI FINANCIAL, INC.
Index to Financial Statements and Supplemental Schedules
March 31, 2003



Helin, Donovan, Trubee & Wilkinson, LLP
Certified Public Accountants
www.helindonovan.com


Russell
Bedford

Member of Russell Bedford International

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
EDI Financial, Inc.:

We have audited the accompanying statement of financial condition of EDI Financial, Inc. as of March 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDI Financial, Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee & Wilkinson, LLP

Dallas, Texas
May 1, 2003

12466 Los Indios Trail, Suite 213
Austin, Texas 78729
Phone (512) 331-5336
Fax: (512) 258-5895

2936 Elm Street, Suite G
Dallas, Texas 75226
Phone (214) 741-6955
Toll Free: 1-866-331-5336


CPA

The CPA. Never Underestimate The Value.®

EDI FINANCIAL, INC.
Statement of Financial Condition
March 31, 2003

ASSETS		
Cash	$	20,182
Receivable from clearing broker-dealers		151,677
Clearing deposits		260,005
Securities owned, at market value		24,032
Other assets		9,199
TOTAL ASSETS	$	465,095
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued commissions payable	$	190,023
Payable to clearing broker-dealers		22,845
Accrued expenses and other liabilities		22,647
Total liabilities		235,515
Commitments and contingencies		-
Stockholders' Equity		
Common stock, voting, 20,000 shares authorized, $1 par value, 16,000 shares issued and outstanding		16,000
Common stock, non-voting, 10,000 shares authorized, $1 par value, 1,205 shares issued and outstanding		1,205
Common stock subscribed		55,000
Additional paid-in capital		323,969
Retained deficit		(166,594)
Total Stockholders' equity		229,580
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	465,095

See notes to financial statements and independent auditors' report.

EDI FINANCIAL, INC.
Statement of Operations
Year Ended March 31, 2003

REVENUES	
Securities commissions	$ 1,917,628
Insurance commissions	323,261
Underwriting commissions	65,170
Trading profit	840,689
Interest and other income	15,737
Total Revenues	3,162,485
EXPENSES	
Commissions	2,098,232
Compensation and benefits	141,071
Clearing charges	313,111
Communications	117,681
Occupancy costs	76,204
Regulatory fees	28,380
Professional fees	179,255
Bad debt	89,588
Interest	6,742
Other expenses	60,344
Total Expenses	3,110,608
INCOME BEFORE INCOME TAXES	51,877
Provision for income taxes	-
NET INCOME	$ 51,877

See notes to financial statements and independent auditors' report.

EDI FINANCIAL, INC.
Statement of Changes in Stockholders' Equity
Year Ended March 31, 2003

	Common Stock Voting		Common Stock Non-Voting		Common Stock Subscribed	Additional Paid-In	Retained	
	Shares	Amount	Shares	Amount	Amount	Capital	Deficit	Total
Balances at March 31, 2002	17,778	$ 17,778	1,339	$ 1,339	$ -	$ 322,057	$ (69,322)	$ 271,852
Prior period adjustment	(1,778)	(1,778)	(134)	(134)	55,000	1,912	(149,149)	(94,149)
Restated balances at March 31, 2002	16,000	$ 16,000	1,205	$ 1,205	$ 55,000	$ 323,969	$ (218,471)	$ 177,703
Net income	-	-	-	-	-	-	51,877	51,877
Balances at March 31, 2003	16,000	$ 16,000	1,205	$ 1,205	$ 55,000	$ 323,969	$ (166,594)	$ 229,580

See notes to financial statements and independent auditors' report.

EDI FINANCIAL, INC.
Statement of Cash Flows
Year Ended March 31, 2003

Cash flows from operating activities:	
Net income	$ 51,877
Adjustments to reconcile net income to net cash used in operating activities:	
Bad debt	89,588
Change in assets and liabilities	
Decrease in receivable from broker-dealers	6,614
Decrease in securities owned	314,828
Decrease in clearing deposits	4
Increase in other assets	(7,199)
Decrease in payable to clearing broker-dealer	(309,512)
Decrease in accrued commission payable	(47,326)
Decrease in securities sold, not yet purchased	(10,803)
Decrease in accrued expenses and other liabilities	(116,641)
Net cash used in operating activities	(28,570)
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Net decrease in cash	(28,570)
Cash at beginning of year	48,752
CASH AT END OF YEAR	$ 20,182

Supplemental Disclosures of Cash Flow Information:

Income taxes paid	$ -
Interest paid	$ 6,742

See notes to financial statements and independent auditors' report.

EDI FINANCIAL, INC.

Notes to the Financial Statements

March 31, 2003

Note 1 - Nature of Business

EDI Financial, Inc. (Company) is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Securities Transactions</u>

Security transactions and the related commission revenues and expenses are recorded on the trade date.

<u>Insurance Commissions</u>

Insurance commissions are recorded when the insurance products are funded by the customer.

<u>Financial instruments and credit risk</u>

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. The Company had cash balances in excess of federally insured limits of $100,000 at various times during the year. Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

EDI FINANCIAL, INC.

Notes to the Financial Statements

March 31, 2003

Note 2 - Significant Accounting Policies (Continued)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset in which the Company is not able to determine on a more likely than not basis that the deferred tax asset will be realized.

The Company is also subject to Texas Franchise tax at 4.5% of Federal taxable income.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2003, the Company had net capital and net capital requirements of $217,670 and $100,000, respectively. The Company's net capital ratio was 1.08 to 1.

Note 4 - Income Taxes

At March 31, 2003, the Company has a net operating loss carryforward of approximately $105,000 which may be offset against future taxable income. The operating loss carryforward expires in 2021 and 2022. The Company's current year net income was fully offset by prior years' net operating losses, therefore there is no provision for income taxes. The remaining tax benefit of approximately $36,750 has not been reported in these financial statements because the Company believes that there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

EDI FINANCIAL, INC.

Notes to the Financial Statements

March 31, 2003

Note 5 - Commitments and Contingencies

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operation, and liquidity.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At March 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The agreement with the clearing broker-dealer also calls for minimum monthly charges of $2,500 per month during the entire period of the agreement.

Leases

The Company leases office facilities in Dallas, Texas under a lease expiring on April 30, 2003. In February 2003, the Company entered into a new lease commencing on May 1, 2003 for new office space. Future minimum rental payments on these leases are as follows:

Year Ending March 31,		Minimum Lease Payments
2004	$	22,740
2005	$	54,576
2006	$	56,043
2007	$	59,564
2008	$	61,617

Note 6 - Common Stock Subscribed

In the prior year, the Company received $55,000 for the purchase of an undetermined number of shares of common stock. The common stock has not been issued, therefore the Company has recorded this amount as common stock subscribed on the balance sheet.

Note 7 - Related Party Transactions

The Company earns fee income related to insurance products from an insurance agency owned by a stockholder of the Company. Total insurance commissions earned from this related party were $323,261 during the year.

EDI FINANCIAL, INC.

Notes to the Financial Statements

March 31, 2003

Note 8 - Concentrations

The Company has three employees who were each responsible for generating more than 10% of the total commissions earned in the year. The ability of the Company to earn this revenue would be significantly reduced if one or more of these employees were to stop working for the Company.

Note 9 - Prior Period Adjustment

In the prior year, the Company failed to record a receivable from related party of $28,400, accrued commissions of $55,425 other liabilities of $67,124 and common stock subscribed of $55,000. In addition, in the prior year the Company had reflected total shares of voting common stock of 1,778 and non-voting common stock of 134 that had not been issued. In the current year, management made adjustments to the beginning balances of various account in order to record these items as a prior period adjustment.

The net affect of this prior period adjustment is as follows:

	As Reported	Adjustment	As Restated
Common stock - voting	17,778	(1,778)	16,000
Common stock - non-voting	1,339	(134)	1,205
Additional paid in capital	322,057	1,912	323,969
Common stock subscribed	-	55,000	55,000
Net loss	(15,163)	(94,149)	(109,312)
Retained deficit	(69,322)	(149,149)	(218,471)
Net capital	235,989	(149,149)	86,840

Schedule I

EDI FINANCIAL, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2003

Total stockholders' equity qualified for net capital	$	229,580
Deductions and/or charges		
Non-allowable assets:		
Other assets		9,299
Total deductions and/or charges		9,299
Net capital before haircuts on securities		220,281
Haircuts on securities		2,711
Net Capital	$	217,570
Aggregate indebtedness		
Accrued commissions payable	$	190,023
Payable to clearing broker-dealers		22,845
Accrued expenses and other liabilities		22,647
Total aggregate indebtedness	$	235,515
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	117,570
Ratio of aggregate indebtedness to net capital		1.08 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of March 31, 2003 as reported by EDI Financial, Inc. on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.



Helin, Donovan, Trubee & Wilkinson, LLP
Certified Public Accountants
www.helindonovan.com


Russell
Bedford

Member of Russell
Bedford International

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL

To the Board of Directors of
EDI Financial, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of EDI Financial, Inc. (the Company) for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

12466 Los Indios Trail, Suite 213
Austin, Texas 78729
Phone (512) 331-5336
Fax: (512) 258-5895

2936 Elm Street, Suite G
Dallas, Texas 75226
Phone (214) 741-6955
Toll Free: 1-866-331-5336


CPA

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee & Wilkinson, LLP

Dallas, Texas
May 1, 2003